

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 13, 2012

<u>**Via E-Mail**</u>

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re: Fushi Copperweld, Inc.**
> **Preliminary Schedule 14A**
> **Filed August 13, 2012**
> **File No. 001-33669**
>
> **Schedule 13E-3**
> **Filed August 14, 2012 by Fushi Copperweld, Inc., Green Dynasty**
> **Holdings Limited, Green Dynasty Limited, Green Dynasty**
> **Acquisition, Inc., Li Fu, Wise Sun Investments Limited, Xin Liu,**
> **Yuyan Zhang, Abax Lotus Ltd., Abax Global Opportunities Fund,**
> **Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd.,**
> **AGC Asia 6 Ltd., AGC China Ltd., Abax Global Capital, Abax**
> **Global Capital (Hong Kong) Limited, and Xiang Dong Yang**
> **File No. 005-46672**

Dear Mr. Nussbaum:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>Summary Term Sheet, page 1</u>

1.   We note your disclosure under the caption "Conditions to the Merger" on page 6 and elsewhere in the proxy statement that the merger must be approved by 60% of

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
September 13, 2012
Page 2

the voting power of shares held by persons other than the buyer group, their affiliates and *any person the special committee reasonably believes has reached an agreement or understanding with the buyer group to receive some benefit or value other than and in addition to the merger consideration.* Revise here and throughout the proxy statement to explain the timing of such a determination and the parameters by which the buyer group and special committee will identify such persons. To the extent any such persons are identified, disclose in an appropriate location in the proxy statement the additional benefits to be given to those persons.

Special Factors

2.   Please revise your disclosure to provide the disclosure required of each filing person by Item 1013(b) of Regulation M-A with respect to alternatives to the current transaction and instruction 3 to Item 1013(d) relating to the effects of the current transaction.

Background of the Merger, page 10

3.   Please revise your disclosure to describe the duties and authority provided to the special committee upon its formation.

4.   Please revise your disclosure in the last paragraph on page 10 to explain why Mr. Fu believed that Abax's involvement in the transaction "would provide the best route to a successful transaction on terms favorable to unaffiliated stockholders."

5.   Revise the first paragraph of page 11 or another appropriate location in the proxy statement to disclose the reasons the special committee decided to retain BofA Merrill Lynch ("BAML"). See Item 1015(b)(2) of Regulation M-A.

6.   Please explain why, as of May 25, 2011, Mr. Fu would "likely not have [had] a financial incentive to support a competing offer at a higher price."

7.   Refer to the entry dated July 14, 2011 (page 14). Please explain why CDB's participation as a lender would "likely impact the price that Mr. Fu and Abax could offer to buy out the unaffiliated stockholders."

8.   Refer to the entry dated August 7, 2011 (page 14). We note your reference to the "advanced degree of discussions." It does not appear, based on the preceding disclosure, that you have described such a level of discussions. Please advise or revise.

9.   Refer to the entry dated November 17, 2011 (page 16). Please explain the meaning of a "VIE structure" and explain why it should be eliminated after the going private transaction.

10.   With respect to the same entry, disclose how the draft debt commitment letter from CDB had terms that which were not "in the Special Committee's view *customary* for a going private transaction of the type being contemplated…" (emphasis added).

11.   Refer to the sixth paragraph on page 18. Please describe the communications that took place between January and April 2012 instead of simply grouping them into one non-descriptive sentence.

Recommendation of the Special Committee and Board of Directors, page 21

The Special Committee, page 21

12.   Please address how any filing person relying on the opinion of BAML was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of your shares other than the Holdco, Parent, Merger Sub and the Rollover Holders, rather than all security holders unaffiliated with the company.

13.   Please revise your disclosure to describe how the special committee addressed the results of the "no repatriation" discounted cash flow analysis conducted by BAML, which resulted in a range higher than the transaction price of $9.50 per share.

The Board of Directors, page 24

14.   We note that the special committee adopted the financial advisors' analyses and opinion and that the board of directors determined that the transaction is fair to unaffiliated security holders. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted the special committee's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 25

15.   We note your disclosure on page 12 that BAML prepared a preliminary financial analysis on or prior to May 25, 2011. Please provide the disclosure required by Item 1015(b)(6) with respect to this presentation.

16.   Please revise to disclose the data underlying the results described in the Selected Public Companies and the Discounted Cash Flow analyses and *to show how that information resulted in the multiples/values disclosed*. For example, disclose (i)

per share equity values, the enterprise values, and EBITDA for each comparable company that is the basis for the value ranges disclosed on page 27, and (ii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

17.	Refer to the Selected Public Companies Analysis. We note the presentation made by BAML to the special committee included several comparable public companies but that only three of those are identified as "Selected Companies" for purposes of the disclosure. Please explain why and how BAML selected a smaller sample of comparable companies and, in an appropriate location of the proxy statement, how such selection affected the special committee's evaluation of the BAML analyses and opinion.

18.	Refer to the Selected Public Companies Analysis. Please describe the basis for using the ranges of financial multiples of estimated earnings per share at 2.5x to 6.5x.

19.	Revise the section captioned "Present Value of Projected Future Stock Price" to show how BAML arrived at the implied per share equity value reference ranges disclosed therein.

20.	Please describe the basis for using a perpetuity growth rate of 1% to 2% in the Discounted Cash Flow Analysis and a target internal rate of return for the financial sponsor of 22.5% in the Illustrative Leveraged Buyout Analysis.

21.	Refer to the Discounted Cash Flow Analysis. Revise the disclosure to explain the meaning of compound annual growth rates, normalized EBITDA margins and repatriation friction costs. Disclose also how BAML determined each range and the assumptions or professional judgment used in the analysis.

22.	Please clarify the disclosure in the third paragraph of page 30 to explain your reference to the aggregate fee "currently estimated to be" approximately $4.7 million. Is the amount of the fee dependent on any factor or is that amount fixed with the only contingency to payment being the completion of the merger?

23.	Please revise this section to provide the disclosure required by Item 1015(b)(4) of Regulation M-A, including a quantification of any subject compensation.

Management's Projected Financial Information, page 30

24.	Please disclose the financial forecasts prepared by company management and shared by BAML with TPG on or around June 19, 2011 as well as the forecasts provided by BAML to DB on December 1, 2011.

25.	Please describe the "numerous variables and assumptions" used in developing the financial projections.

26.   Please tell us why you disclaim responsibility for your own disclosure in the second sentence of the fourth paragraph on page 31. Alternatively, delete or revise the sentence.

27.   Please disclose the full set of financial projections made available to the financial advisors instead of summaries as you indicate on page 31.

28.   We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Purposes and Reasons of the Buyer Group for the Merger, page 32

29.   You disclose in the first sentence that each member of the buyer group "may be deemed" to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" deemed to be engaged in a going private transaction and "are" deemed to be affiliates of the company. Make a similar revision in the first sentence of the section titled "Position of the Buyer Group…"

Voting Agreement, page 39

30.   Quantify the number of shares subject to the voting agreements together with the percentage of outstanding shares they represent. If the subject shares would ensure approval of the transaction, please state so here and in the Summary Term Sheet.

Interests of Certain Persons in the Merger, page 40

31.   Disclose on page 44 the amount of fees paid to members of the special committee to date.

32.   Under the caption "Total Consideration for our Common Stock" (page 44), provide the payment for each person referenced instead of an aggregate amount.

Where You Can Find More Information, page 96

33.   You state in the third paragraph of this section that you may incorporate documents by reference filed "after the date of this proxy and before the date of the special meeting."   Exchange Act Rule 13e-3 and Schedule 13E-3 do not permit general "forward incorporation" of documents to be filed in the future. Please amend your document to specifically list any such filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions